[redacted]

08031666

Securities and Exchange Commission
RECEIVED
APR 29 2008
Office of Compliance Inspection and Examinations

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Symphony Center, Suite 120 1040 Park Avenue
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan-Gordon 410-244-8971 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road, Suite 500, Timonium (Address) (City) Maryland (State) 21093 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lara Vaughan [redacted], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Co., LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. F. STROMYER NOTARY PUBLIC BALTIMORE COUNTY, MD

(Signature)
Signature

Member
Title

M F Stromyer
Notary Public

M.F. Stromyer
8122 Kirkwall Court
Baltimore, MD 21286

My Commission expires 3/1/11

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. - Reconciliation to original FOCUS Report.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™

Financial Industry Regulatory Authority

March 31, 2008

BY CERTIFIED MAIL #7160 3901 9845 2584 0383

Ms. Lara V. Gordon
Parchman, Vaughan & Company, L.L.C.
1040 Park Avenue, Suite 120
Baltimore, MD 21201

Dear Ms. Gordon:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain a Reconciliation, including appropriate explanations, of the audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II if material differences existed. If no material differences existed, a statement so stating should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 12, 2008. Questions may be addressed to Kimberly A. Cooper, Principal Examiner, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle

AnnMarie McGarrigle
Examination Manager

AMM/cm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Eleanor Sabalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

Clifton Gunderson LLP
Certified Public Accountants
9515 Deereco Road, Suite 500
Timonium, MD 21093

Clifton Gunderson LLP
Certified Public Accountants & Consultants

April 22, 2008

Ms. AnnMarie McGarrigle, Examination Manager
FINRA
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2932

Re: Parchman, Vaughan & Company, LLC

Dear Ms. McGarrigle:

In response to your letter dated March 31, 2008 (copy attached), the differences between the audited computation of the Reserve Requirements and the original FOCUS report as submitted are as follows:

Net capital as originally reported	$ 45,547
Audit adjustments to record accrued wages and bonuses	(16,744)
Net capital as amended	$ 28,803

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Clifton Gunderson LLP

Keith F. Novak, CPA
Partner

/bjd
Enclosure

Timonium Corporate Center
9515 Deereco Road, Suite 500
Timonium, Maryland 21093
tel: 410.453.0900
fax: 410.453.0914
www.cliftoncpa.com

END